MANSON CREEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca MCK:CDNX

06015452

FILE No.
82-3874

SUPPL

July 17, 2006

United States Securities &
Exchange Commission
Washington, DC
204549
USA

SEC MAIL PROCESSING
RECEIVED
JUL 24 2006
WASH, D.C. 185 SECTION

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release dated July 17, 2006</u>

Please find enclosed three copies of the news release listed above.

Yours truly,

MANSON CREEK RESOURCES LTD.

PROCESSED
JUL 25 2006
THOMSON
FINANCIAL

BARBARA O'NEILL

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **JULY 17, 2006**

News Release: 06-12 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Exploration Update
<u>Geophysical programs complete on British Columbia and Yukon properties</u>

Manson Creek Resources Ltd. (Manson Creek) is pleased to provide an exploration update on its British Columbia and Yukon projects.

The Induced Polarization (IP) surveys on the CR and Palomino British Columbia projects are now complete. Initial data interpretation of the Palomino data set has outlined a linear chargeability anomaly immediately adjacent to the strong magnetic feature identified previously. This chargeability anomaly could represent a porphyry dyke system which is responsible for the mineralized boulders found in the area. Copper values in the boulders range up to 0.23% copper. The drilling on the Palomino property will test both the chargeability and the magnetic anomalies.

The planned Palomino diamond drilling program has been delayed due to extreme weather conditions in the project area. Once field conditions allow, likely in late August, the drill testing of the chargeability and magnetic anomaly will commence.

The IP survey on the CR property identified a 325 meter by up to 200 meter chargeability anomaly. The anomaly corresponds to the western portion of the drill-defined mineralized porphyry and it also continues along strike to the west of the known porphyry for an additional 150 meters. This could represent a further extension of the known 975 meter long (100 – 180 meter wide) mineralized porphyry that is open along strike and depth.

The magnetic geophysical survey and the geochemical survey on the Cuprum project in the Whitehorse, Yukon area are now complete. The magnetic survey data has outlined a weak to moderately magnetic causative body that is over 300 meters in length in an overburden covered area. Previous prospecting in the area by Company geologists has discovered skarn boulders in the area of the magnetic anomaly. This anomaly is along strike with the known 760 meters of mineralized magnetic and calc-silicate skarn. The soil samples collected have been sent to the laboratory. The data, once received, will be compiled with the geophysical data to help guide the next phase of exploration.

Heavy equipment has been mobilized to the Meridian property in British Columbia to build the drill roads and pads for the upcoming drill program. The diamond drill program is expected to commence the second week of August.

Manson Creek is a dynamic and well financed junior mineral exploration company that is currently exploring six gold, silver and base metal projects located in British Columbia and the Yukon.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **JULY 17, 2006**

News Release: 06-12 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Exploration Update
Geophysical programs complete on British Columbia and Yukon properties

Manson Creek Resources Ltd. (Manson Creek) is pleased to provide an exploration update on its British Columbia and Yukon projects.

The Induced Polarization (IP) surveys on the CR and Palomino British Columbia projects are now complete. Initial data interpretation of the Palomino data set has outlined a linear chargeability anomaly immediately adjacent to the strong magnetic feature identified previously. This chargeability anomaly could represent a porphyry dyke system which is responsible for the mineralized boulders found in the area. Copper values in the boulders range up to 0.23% copper. The drilling on the Palomino property will test both the chargeability and the magnetic anomalies.

The planned Palomino diamond drilling program has been delayed due to extreme weather conditions in the project area. Once field conditions allow, likely in late August, the drill testing of the chargeability and magnetic anomaly will commence.

The IP survey on the CR property identified a 325 meter by up to 200 meter chargeability anomaly. The anomaly corresponds to the western portion of the drill-defined mineralized porphyry and it also continues along strike to the west of the known porphyry for an additional 150 meters. This could represent a further extension of the known 975 meter long (100 – 180 meter wide) mineralized porphyry that is open along strike and depth.

The magnetic geophysical survey and the geochemical survey on the Cuprum project in the Whitehorse, Yukon area are now complete. The magnetic survey data has outlined a weak to moderately magnetic causative body that is over 300 meters in length in an overburden covered area. Previous prospecting in the area by Company geologists has discovered skarn boulders in the area of the magnetic anomaly. This anomaly is along strike with the known 760 meters of mineralized magnetic and calc-silicate skarn. The soil samples collected have been sent to the laboratory. The data, once received, will be compiled with the geophysical data to help guide the next phase of exploration.

Heavy equipment has been mobilized to the Meridian property in British Columbia to build the drill roads and pads for the upcoming drill program. The diamond drill program is expected to commence the second week of August.

Manson Creek is a dynamic and well financed junior mineral exploration company that is currently exploring six gold, silver and base metal projects located in British Columbia and the Yukon.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **JULY 17, 2006**

News Release: 06-12 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Exploration Update
Geophysical programs complete on British Columbia and Yukon properties

Manson Creek Resources Ltd. (Manson Creek) is pleased to provide an exploration update on its British Columbia and Yukon projects.

The Induced Polarization (IP) surveys on the CR and Palomino British Columbia projects are now complete. Initial data interpretation of the Palomino data set has outlined a linear chargeability anomaly immediately adjacent to the strong magnetic feature identified previously. This chargeability anomaly could represent a porphyry dyke system which is responsible for the mineralized boulders found in the area. Copper values in the boulders range up to 0.23% copper. The drilling on the Palomino property will test both the chargeability and the magnetic anomalies.

The planned Palomino diamond drilling program has been delayed due to extreme weather conditions in the project area. Once field conditions allow, likely in late August, the drill testing of the chargeability and magnetic anomaly will commence.

The IP survey on the CR property identified a 325 meter by up to 200 meter chargeability anomaly. The anomaly corresponds to the western portion of the drill-defined mineralized porphyry and it also continues along strike to the west of the known porphyry for an additional 150 meters. This could represent a further extension of the known 975 meter long (100 – 180 meter wide) mineralized porphyry that is open along strike and depth.

The magnetic geophysical survey and the geochemical survey on the Cuprum project in the Whitehorse, Yukon area are now complete. The magnetic survey data has outlined a weak to moderately magnetic causative body that is over 300 meters in length in an overburden covered area. Previous prospecting in the area by Company geologists has discovered skarn boulders in the area of the magnetic anomaly. This anomaly is along strike with the known 760 meters of mineralized magnetic and calc-silicate skarn. The soil samples collected have been sent to the laboratory. The data, once received, will be compiled with the geophysical data to help guide the next phase of exploration.

Heavy equipment has been mobilized to the Meridian property in British Columbia to build the drill roads and pads for the upcoming drill program. The diamond drill program is expected to commence the second week of August.

Manson Creek is a dynamic and well financed junior mineral exploration company that is currently exploring six gold, silver and base metal projects located in British Columbia and the Yukon.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director